APPENDIX E

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AS AT AND FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007, INCLUDING THE AUDITORS’ REPORT THEREON.

AUDITORS' REPORT ON RECONCILIATION TO UNITED STATES GAAP

To the Board of Directors of Enterra Energy Corp., as administrator of Enterra Energy Trust

On March 26, 2009, we reported on the consolidated balance sheets of Enterra Energy Trust (the “Trust”) as at December 31, 2008 and 2007 and the consolidated statements of loss and comprehensive loss, deficit and cash flow for the years then ended.  In connection with our audits of the aforementioned consolidated financial statements, we also have audited the related supplemental note entitled "Differences between Canadian and United States Generally Accepted Accounting Principles". This supplemental note is the responsibility of the Trust's management. Our responsibility is to express an opinion on this supplemental note based on our audits.

In our opinion, such supplemental note, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

Signed “KPMG LLP”

Chartered Accountants

Calgary, Canada

March 26, 2009

21. Differences between Canadian and United States Generally Accepted Accounting Principles

The consolidated financial statements of Enterra Energy Trust (“Enterra”) have been prepared in accordance with Canadian GAAP (in thousands of Canadian dollars except unit and per unit information) which differs in some respects from U.S. GAAP.  Differences in accounting principles as they pertain to the consolidated financial statements are immaterial except as described below.

The application of U.S. GAAP would have the following effect on net income (loss) as reported for the year ended December 31, 2008, 2007 and 2006:

	2008	2007	2006
Net income (loss) under Canadian GAAP	$ 7,061	$ (142,036)	$ (64,239)
Adjustments for U.S. GAAP
Depletion expense (a)	(60,560)	59,731	(357,312)
Related income taxes	14,885	(17,917)	135,822
Gain on commodity contracts (b)	-	-	1,289
Related income taxes	-	-	(441)
Reverse unit based compensation expense under Canadian GAAP (f)	4,415	4,128	3,229
Unit-based compensation recovery (expense) under U.S. GAAP (f)	(160)	1,230	(935)
Non-controlling interest (e)	-	-	(36)
Interest accretion on convertible debentures under Canadian GAAP (h)	1,728	1,339	35
Amortization of other assets (h)	(1,242)	(848)	-
Gain on warrants (c)	-	-	1,215
Foreign exchange (g)	2,071	2,078	848
Adjustment to goodwill impairment due to EIC-151 (e)	-	26,631	-
Net loss under U.S. GAAP before cumulative effect of change in accounting policy under SFAS 123R	$ (31,802)	$ (65,664)	$ (280,525)
Cumulative effect of change in accounting policy under SFAS 123R (f)	-	-	177
Net loss under U.S. GAAP	$ (31,802)	$ (65,664)	$ (280,348)

Other comprehensive loss:
Cumulative translation adjustment (g)	34,869	(23,558)	(1,082)
Other comprehensive income (loss) under U.S. GAAP	$ 3,067	$ (89,222)	$ (281,430)

Net loss under U.S. GAAP	$ (31,802)	$ (65,664)	$ (280,348)
Deficit, beginning of year, under U.S. GAAP	(25,928)	(352,054)	(422,991)
Distributions declared (Canadian and U.S. GAAP)	-	(31,576)	(90,698)
Temporary equity adjustment (d)	33,259	423,366	441,983
Deficit, end of year, under U.S. GAAP	$ (24,471)	$ (25,928)	$ (352,054)

Weighted average units for U.S. GAAP (000’s)
Basic and diluted	61,661	59,767	44,846

Net loss per unit under U.S. GAAP before cumulative effect of change in accounting policy under SFAS 123R:
Basic and diluted	$ (0.52)	$ (1.10)	$ (6.26)

Net loss per unit under U.S. GAAP
Basic and diluted	$ (0.52)	$ (1.10)	$ (6.25)

The application of U.S. GAAP would have the following effect on the consolidated balance sheets as reported at December 31, 2008 and 2007:

	2008		2007
	Canadian GAAP	U.S. GAAP	Canadian GAAP	U.S. GAAP
Assets:
Current assets	$ 76,054	$ 76,054	$ 39,009	$ 39,009
Property, plant and equipment (a)	491,654	68,010	556,778	241,665
Long-term receivables	19,310	19,310	4,003	4,003
Other assets (h)	-	3,944	-	5,186
Future/deferred income tax (a)	-	112,071	-	97,182
	$ 587,018	$ 279,389	$ 599,790	$ 387,045

Liabilities:
Current liabilities (f)	$ 137,602	$ 133,912	$ 214,191	$ 214,528
Convertible debentures (h)	113,420	120,331	111,692	120,331
Asset retirement obligations	22,151	22,151	29,939	29,939
Future/deferred income tax (a)	19,429	-	24,784	-
	292,602	276,394	380,606	364,798

Mezzanine equity (d)	-	37,295	-	70,651

Unitholder's Equity
Unitholders’ capital (d)	669,667	-	667,690	-
Equity component of convertible debentures (h)	3,977	-	3,977	-
Warrants (c)	-	-	1,215	-
Contributed surplus (f)	8,620	-	4,660	-
Accumulated other comprehensive income (loss) (g)	18,471	(9,829)	(44,978)	(22,476)
Deficit (d)	(406,319)	(24,471)	(413,380)	(25,928)
	294,416	(34,300)	219,184	(48,404)
	$ 587,018	$ 279,389	$ 599,790	$ 387,045

(a)  Property, plant and equipment

Under Canadian GAAP, the impairment test limits the capitalized costs of oil and natural gas assets to the discounted estimated future net revenue from proved and probable oil and natural gas reserves using forecast prices plus the costs of unproved properties less impairment.  The discount rate used is a risk free interest rate.

Under U.S. GAAP, the full cost method of accounting for oil and natural gas activities requires Enterra to perform an impairment test using after-tax future net revenue from proved oil and natural gas reserves, discounted at 10% plus the cost of unproved properties less impairment.  The prices and costs used in the U.S. GAAP ceiling test are those in effect at the consolidated balance sheet date.  Where the amount of a ceiling test write-down under Canadian GAAP differs from the amount of the write-down under U.S. GAAP, the charge for depletion will differ.

There were ceiling test impairments recognized under U.S. GAAP at December 31, 2008, 2007, 2006, 2005, 2004 and 2001.  At December 31, 2008, Enterra recognized a U.S. GAAP ceiling test write-down of $113.1 million ($81.0 million after tax) in its Canadian cost center.  No ceiling test impairment was recorded at December 31, 2008 in the U.S. cost center.  At December 31, 2007, Enterra recognized a U.S. GAAP ceiling test write-down of $1.0 million ($0.7 million after tax) in its Canadian cost center and no ceiling test impairment was recognized in the U.S. cost center.  At December 31, 2006, Enterra recognized an additional ceiling test write-down under U.S. GAAP of $76.9 million ($53.8 million after tax) in its Canadian cost center and $292.0 million ($175.2 million after tax) in its U.S. cost center.  Prior to 2006, Enterra recognized ceiling test write-downs under U.S. GAAP of $72.8 million ($46.3 million after tax) in its Canadian cost center and $3.0 million ($2.0 million after tax) in its U.S. cost center.

Under Canadian GAAP, pursuant to EIC-151, property, plant and equipment increased as a result of the conversion of one class of exchangeable shares into trust units.  Under U.S. GAAP, all classes of exchangeable shares are classified as mezzanine equity, valued at their redemption value.  Conversion of exchangeable shares does not result in an increase in property, plant and equipment.  This GAAP difference in the valuation of property, plant and equipment results in an increase in depletion expense during the periods presented for Canadian GAAP as compared with U.S. GAAP.

These differences in the carrying value of property, plant and equipment results in depletion expense being different under U.S. GAAP as compared with Canadian GAAP.  For the years ended December 31, 2008, 2007 and 2006, depletion expense under U.S. GAAP was lower by $52.5 million ($35.3 million net of tax), $60.7 million ($42.5 million net of tax) and $12.6 million ($8.3 million net of tax), respectively.

(b)  Commodity contracts and marketing contracts

Prior to January 1, 2007, under Canadian GAAP, Enterra’s physical delivery contracts were not considered commodity contracts and were not measured at fair value on the consolidated balance sheet.  Beginning January 1, 2007, Enterra records physical delivery contracts at fair value on the balance sheet at each reporting date, consistent with the accounting required under U.S. GAAP.

(c)  Warrants

Enterra accounted for purchase warrants as equity under Canadian GAAP.  Under US GAAP the share purchase warrants were accounted for as liabilities with changes in fair value recorded in the statement of operations.  In April of 2008 the warrants expired and at December 31, 2007, the estimated fair value of the warrants were nil.

(d)  Unitholder's mezzanine equity

Under Canadian GAAP, the trust units are considered to be permanent equity and are classified as unitholders' capital.  A U.S. GAAP difference exists due to the redemption feature attached to each trust unit.  Trust units are redeemable at the option of the holder based on the lesser of 90% of the average market trading price of the trust units for the 10 trading days after the date of redemption or the closing market price of the trust units on the date of redemption.   Trust units can be redeemed to a cash limit of $100,000 per year or a greater limit at the discretion of Enterra.  Redemptions in excess of the cash limit shall be satisfied first by the issuance of notes by a subsidiary of Enterra and second by issuance of promissory notes by Enterra.

The redemption feature causes the trust units to be classified as mezzanine equity under U.S. GAAP.    Mezzanine equity is valued at an amount equal to the redemption value of the trust units at the balance sheet date.  Included in the redemption value of the trust units is the redemption value of the exchangeable shares, if any, as if all exchangeable shares had previously been converted into trust units.   Any increase or decrease in the redemption value during a period is charged to the deficit.

As at December 31, 2008, unitholders’ capital was reduced by $669.7 million (December 31, 2007 - $ 667.7 million) and the redemption value of the trust units of $37.3 million (December 31, 2007 - $70.7 million) was recorded as mezzanine equity.  The change in the redemption value of the trust units is recorded as a reduction or increase to the deficit.  For the year ended December 31, 2008, the deficit was reduced by $33.3 million (December 31, 2007 – $423.4 million and December 31, 2006 – $442.0 mllion).

(e)  Exchangeable securities issued by subsidiaries of income trusts pursuant to EIC-151

On January 19, 2005, the CICA issued EIC-151 “Exchangeable Securities Issued by Subsidiaries of Income Trusts” which states that equity interests held by third parties in subsidiaries of an income trust should be reflected as either non-controlling interest or debt in the consolidated balance sheet unless they meet certain criteria. EIC-151 requires that non-transferable shares be classified as equity.  Enterra's exchangeable shares are transferable and, in accordance with EIC-151, have been classified as non-controlling interest on the Canadian GAAP consolidated balance sheets.

Since a portion of Enterra's exchangeable shares were not initially recorded at fair value, subsequent exchanges for trust units are measured at the fair value of the trust units issued.  The excess of fair values over book values on the exchange are recorded as additions to property, plant and equipment and goodwill.  In addition, non-controlling interest is reflected as a reduction of such earnings in the Enterra’s consolidated statements of loss and comprehensive loss.

During 2008, Enterra did not have any exchangeable shares outstanding; therefore, there was no impact from EIC-151 during the year.  The cumulative effect from prior years of EIC-151 as of December 31, 2008 increased property, plant and equipment by $1.8 million (December 31, 2007 - $1.8 million), increased goodwill by $26.6 million (December 31, 2007 - $26.6 million), increased future income tax liability by $0.7 million (December 31, 2007 - $0.7 million), increased unitholder’s capital by $28.3 million (December 31, 2006 - $28.3 million), and increased the deficit by $0.4 million (December 31, 2007 - $0.4 million).  Under US GAAP, these adjustments are reversed as the exchangeable shares are included in temporary equity.

(f)  Unit-based compensation

Effective January 1, 2006, Enterra adopted SFAS No. 123 (revised 2004), “Share-Based Payment”, (“SFAS 123R”) which is a revision of SFAS No. 123, “Accounting for Stock-based Compensation”.  SFAS 123R requires all unit-based payments to employees, including grants of employee unit options, be recognized in the financial statements based on their fair values.  Liability classified awards, such as Enterra’s restricted units, performance units and unit options are remeasured to fair value at each consolidated balance sheet date until the award is settled rather than being treated as an equity classified award on the grant date as required under Canadian GAAP.  Enterra has adopted this standard by applying the modified prospective method.  As a result of the adoption of SFAS 123R, in the year ended December 31, 2006, Enterra has increased current liabilities by $0.6 million, which represented the fair value of all outstanding unit options at January 1, 2006, in proportion to the requisite service period rendered to that date.  In addition, contributed surplus was reduced by $0.5 million and net earnings have been increased by $0.2 million representing previously recognized compensation cost for all outstanding unit options and a credit to record the cumulative effect of a change in accounting principle. Changes in fair value between periods are charged or credited to earnings with a corresponding change in current liabilities.  As at December 31, 2008, the fair value increase recognized within current liabilities was $0.2 million (December 31, 2007 – decrease of $1.2 million and December 31, 2006 – increase of $0.9 million).

The number of Enterra trust units reserved for issuance for the Trust’s outstanding options, restricted units and performance units shall not exceed 10% of the aggregate number of issued and outstanding trust units of Enterra.  Enterra issues units out of treasury upon the exercise of all unit options, restricted units and performance units.

For the years ended December 31, 2008 and 2007, Enterra recorded the following unit-based compensation (000s):

	Restricted and performance units			Unit options			Total
	2008	2007	2006	2008	2007	2006	2008	2007	2006
Unit-based compensation (recovery) expense	$ 145	$(1,012)	$1,280	$ 15	$(218)	($345)	$ 160	($1,230)	$935

A summary of the status of the unvested options, restricted units and performance units as of December 31, 2008, and changes during the years then ended, is presented below:

	Number of unvested options	Weighted average grant date fair value	Number of unvested restricted units	Weighted average grant date fair value	Number of unvested performance units	Weighted average grant date fair value
Unvested, December 31, 2007	764,001	$ 1.04	1,057,482	$ 4.77	454,171	$ 6.29
Granted	210,000	0.70	2,070,683	3.77	-	-
Vested	(387,333)	0.98	(718,111)	3.99	-	-
Forfeited	(230,004)	1.05	(130,269)	4.37	(279,773)	7.61
Unvested, December 31, 2008	356,664	$ 0.90	2,279,786	$ 4.13	174,398	$ 4.17

The following tables provide information related to unit option, restricted unit and performance unit activity during the years ended December 31, 2008:

	Number of unit options	Weighted average exercise price	Weighted average contract life	Aggregate intrinsic value (000’s)
Options outstanding, January 1, 2008	1,474,334	$ 14.51
Options granted	210,000	2.81
Options forfeited	(642,334)	21.65
Options outstanding, December 31, 2008	1,042,000	$ 7.75	2.65	$ -
Options expected to vest, December 31, 2008	685,336	$ 8.45	2.59	$ -
Options exercisable, December 31, 2008	685,336	$ 8.45	2.59	$ -

	Number of units	Weighted average contract life	Aggregate intrinsic value (000’s)
Restricted units outstanding, January 1, 2008	1,057,483
Restricted units granted	2,070,683
Restricted units exercised	(718,111)
Restricted units forfeited	(130,269)
Restricted units outstanding, December 31, 2008	2,279,786	1.63	$ 1,368
Restricted units expected to vest, December 31, 2008	1,915,020	1.63	$ 1,149
Restricted units exercisable, December 31, 2008	-	-	$ -

	Number of units	Weighted average contract life	Aggregate intrinsic value (000’s)
Performance units outstanding, January 1, 2008	454,171
Performance units granted	-
Performance units exercised	-
Performance units forfeited	(279,773)
Performance units outstanding, December 31, 2008	174,398	0.77	$ -
Performance units expected to vest, December 31, 2008	146,494	0.77	$ -
Performance units exercisable, December 31, 2008	-	-	$ -

The intrinsic value of a unit option is the amount by which the current market value of the underlying unit exceeds the exercise price of the option.  The intrinsic value of a restricted unit is the current market value of the underlying unit.  The intrinsic value of a performance unit is the market value of the underlying unit multiplied by the performance factor at year end which was estimated to be nil in 2008, 2007 and 2006.

The fair value of each stock option award is estimated using the Black-Scholes option pricing model based on assumptions noted in the following table.

	2008	2007	2006
Risk-free interest rate (%)	1.25	4.5	4.5
Expected term (years)	1.1 – 3.1	2.1 – 3.9	2.0 – 4.6
Expected cash distribution yield (%)	-	-	14
Expected volatility (%)	130 – 159	63 – 66	41 – 69

The intrinsic value of options exercised in 2008 was nil (2007 – nil and 2006 – $0.1 million).  The weighted average grant date fair value for options granted in 2008 was $0.70 (2007 - $1.02 and 2006 – $1.03).

The fair value of each restricted unit was based on Enterra’s weighted average unit price around the date of grant and each subsequent reporting period until the date of settlement.

The intrinsic value of restricted units exercised in 2008 was $1.4 million (2007 - $1.2 million and 2006 - $0.4 million).  The weighted average grant date fair value of the restricted units granted was $3.77 (2007 – $3.53 and 2006 – $14.90).

The fair value of each performance unit was based on Enterra’s weighted average unit price around the date of grant and each subsequent reporting period until the date of settlement adjusted for the estimated payout multiple.

The intrinsic value of performance units exercised in 2008 was nil (2007 and 2006 – nil) since there were no performance units vested.  There were no performance units granted during 2008, therefore, the weighted average grant date fair value of the performance units granted was nil (2007 – $3.20 and 2006 – $15.06).

As of December 31, 2008, there was $0.1 million (2007 – $0.1 million and 2006 –  $0.5 million) of total unrecognized compensation cost related to unvested unit options.  The cost is expected to be recognized over a weighted average period of 0.7 years (2007 – 1.2 years and 2006 – 1.9 years).

As of December 31, 2008, there was $1.0 million (2007 - $0.9 million and 2006 - $2.7 million) of unrecognized compensation cost related to unvested restricted units.  The cost is expected to be recognized over a weighted average period of 1.6 years (2007 – 1.2 years and 2006 – 2.0 years).

As of December 31, 2008, 2007 and 2006, there was no amount of unrecognized compensation cost related to unvested performance units.

Under U.S. GAAP, the amount of compensation costs related to options, restricted units and performance units to be capitalized was insignificant.

(g) Cumulative translation adjustment and other comprehensive income

Enterra’s U.S. oil and natural gas properties are considered to be self sustaining.  Under Canadian GAAP, a portion of the cumulative translation adjustment is recognized in income as the investment in the foreign operations is reduced.  Under U.S. GAAP, the cumulative translation adjustment is only recognized in income upon disposition of the segment.  For the year ended December 31, 2008, $2.1 million (2007 - $2.1 million and 2006 - $0.8 million) of the cumulative translation adjustment was recognized as a foreign exchange loss under Canadian GAAP.  The difference in other comprehensive income under U.S. GAAP as compared to Canadian GAAP is a result of differences between the carrying values of the assets and liabilities of the U.S. self sustaining operations under U.S. GAAP versus Canadian GAAP.  These differences in the carrying values result in differences in the foreign exchange gains and losses on translation of the U.S. operations.

(h) Convertible debentures

In November 2006 and April 2007, Enterra issued convertible debentures.  Under Canadian GAAP, Enterra’s convertible debentures are classified as debt with a portion representing the value associated with the conversion feature being allocated to equity and the issue costs netted against the debt.  Under U.S. GAAP, the convertible debentures in their entirety are classified as debt and the issue costs classified as other assets.  In addition, under Canadian GAAP, a non-cash interest expense representing the effective yield of the debt component is recorded in the consolidated statements of loss and comprehensive loss with a corresponding credit to the convertible debenture liability balance to accrete that balance to the full principal due on maturity.  Under U.S. GAAP, this non-cash interest expense is not recorded but the issue costs are amortized over the life of debentures.

(i) Additional disclosure under U.S. GAAP

	2008	2007
Components of accounts receivable:
Trade	$ 40,581	$ 11,497
Accruals	15,156	19,983
Allowance for doubtful accounts	(9,618)	(1,089)
	$ 46,119	$ 30,391

Components of prepaid expenses:
Prepaid expenses	$ 992	$ 1,290
Funds on deposit	967	980
	$ 1,959	$ 2,270

Components of accounts payable:
Accounts payable	$ 18,741	$ 22,316
Accrued liabilities	19,208	13,447
	$ 37,949	$ 35,763

(j) Select pro forma financial information for the acquisition of Trigger Resources (unaudited)

On April 30, 2007, Enterra acquired Trigger Resources Ltd.  Under U.S. GAAP, select pro forma financial information is disclosed under FAS 141.54 as if the acquisition had occurred on January 1, 2007 and January 1, 2006 respectively instead of the actual closing of April 30, 2007.  The following table shows select pro forma financial information:

	2007 (unaudited)	2006 (unaudited)
Oil and natural gas revenue	$ 217,994	$ 272,239
Net loss	(67,681)	(288,116)
Per unit – basic and diluted	$ (1.10)	$ (5.87)

(k) Uncertainty in tax positions

On January 1, 2007, Enterra adopted the provisions of FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”), an interpretation of FASB Statement No. 109, “Accounting for Income Taxes.”   FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.  The interpretation requires that Enterra recognize the impact of a tax position in the financial statements if that position is more likely than not of being sustained on audit, based on the technical merits of the position.  FIN 48 also provides guidance on derecognition, classification, interest and penalties, and accounting in interim periods and disclosure. In accordance with the provisions of FIN 48, any cumulative effect resulting from the change in accounting principle is to be recorded as an adjustment to the opening deficit balance.

As at December 31, 2008 and 2007, Enterra did not have any amounts recorded pertaining to uncertain tax positions.  The adoption of FIN 48 did not impact Enterra’s tax provision.

Enterra files federal and provincial income tax returns in Canada and federal, state and local income tax returns in the U.S., as applicable.  Enterra may be subject to a reassessment of federal and provincial income taxes by Canadian tax authorities for a period of four years from the date of mailing of the original notice of assessment in respect of any particular taxation year.  For the Canadian tax returns, the open taxation years range from 2004 to 2008.  For the U.S. tax returns, the open taxation years range from 2006 to 2008.  The U.S. federal statute of limitations for assessment of income tax is generally closed for the tax years ending on or prior to 2002.  In certain circumstances, the U.S. federal statute of limitations can reach beyond the standard three year period. U.S. state statutes of limitations for income tax assessment vary from state to state.  Tax authorities of Canada and U.S. have not audited any of Enterra’s, or its subsidiaries’, income tax returns for the open taxation years noted above.

Enterra recognizes interest and penalties related to uncertain tax positions in tax expense.  During the years ended December 31, 2008, 2007 and 2006, there were no charges for interest or penalties.

(l) Fair value of commodity contracts

Certain of Enterra’s assets and liabilities are reported at fair value in the balance sheets.  The following tables provide fair value measurement information for such assets and liabilities as of December 31, 2008 and December 31, 2007 including items where the fair value is disclosed on a reoccurring basis.

The carrying values of cash and cash equivalents, accounts receivable, bank indebtedness, accounts payable and accrued liabilities, and note payable included in the accompanying consolidated balance sheets approximated fair value at December 31, 2008 and December 31, 2007 as the amounts were short term in nature or bore interest at floating rates.  These assets and liabilities are not presented in the following tables.

	As at December 31, 2008
			Fair Value Measurements Using:
	Carrying Amount	Fair Value	Level 1	Level 2	Level 3
Commodity contracts	14,338	14,338	-	14,338	-
Convertible debentures	(113,420)	(76,049)	(76,049)	-	-

	As at December 31, 2007
			Fair Value Measurements Using:
	Carrying Amount	Fair Value	Level 1	Level 2	Level 3
Commodity contracts	(5,157)	(5,157)	-	(5,157)	-
Convertible debentures	(111,692)	(98,635)	(98,635)	-	-

SFAS 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  This hierarchy consists of three broad levels.  Level 1 inputs on the hierarchy consist of unadjusted quoted prices in active markets for identical assets and liabilities and have the highest priority.  Level 2 and 3 inputs have lower priorities. The Trust uses appropriate valuation techniques based on the available inputs to measure the fair values of assets and liabilities.  When available, Enterra measures fair value using Level 1 inputs because they generally provide the most reliable evidence of fair value.

The following methods and assumptions were used to estimate the fair values of the assets and liabilities in the table above.

Level 1 Fair Value Measurements

Convertible debentures – The fair values of the convertible debentures are estimated using unadjusted quoted prices in active markets.

Level 2 Fair Value Measurements

Commodity contracts – The fair values of the commodity contracts are estimated using discounted cash flow calculations based upon forward commodity price curves and quotes obtained from brokers for contracts with similar terms or quotes obtained from counterparties to the contracts taking into consideration the credit worthiness of those brokers or counterparties.

Level 3 Fair Value Measurements

The Trust does not have any financial assets or financial liabilities whose fair value is measured using this method.

(k) New accounting pronouncements not yet adopted

In December 2008, the SEC released Final Rule, Modernization of Oil and Gas Reporting to revise the existing Regulation S-K and Regulation S-X reporting requirements to align with current industry practices and technological advances.  The new disclosure requirements include provisions that permit the use of new technologies to determine proved reserves if those technologies have been demonstrated empirically to lead to reliable conclusions about reserve volumes.  In addition, the new disclosure requirements require an entity to (a) disclose its internal control over reserves estimation and report the independence and qualification of its reserves preparer or auditor, (b) file reports when a third party is relied upon to prepare reserves estimates or conducts a reserve audit and (c) report oil and gas reserves using an average price based upon the prior 12-month period rather than period-end prices.  The provisions of this final ruling are effective for disclosures in the Trust’s Annual Report for the year ended December 31, 2009.  Early adoption is not permitted.  The Trust is currently assessing the impact that the adoption will have on its disclosures, operating results, financial position and cash flows.

In May 2008, FASB issued FASB Staff Position No. APB 14-1, “Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)”.  An issuer of a convertible debt instrument within the scope of the staff position is required to separate the instrument into a liability-classified component and an equity-classified component.  The staff position is effective for the fiscal year beginning after December 15, 2008.  Enterra is currently assessing the impact of the staff position and expects that the guidance will bring U.S. GAAP in line with Canadian GAAP.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities”.  SFAS 161 requires entities with derivative instruments to disclose information that should enable financial statement users to understand how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for under SFAS 133, how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flows.  SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008.  The adoption of this statement is not expected to have a material effect on the Trust’s disclosures within the consolidated financial statements.

In December 2007, FASB issued SFAS No. 141 (revised 2007) “Business Combinations” which replaces SFAS No. 141 “Business Combinations”.  The new standard requires the acquiring entity in a business combination to recognize all the assets acquired and liabilities assumed in the transaction; and recognize and measure the goodwill acquired in the business combinations for which the acquisition date is on or after January 1, 2009.  The adoption of this accounting standard will impact business combinations, if any, after the adoption date.

In December 2007, FASB issued SFAS No. 160 “Non-controlling Interests in Consolidated Financial Statements” (“SFAS 160”) which requires the Trust to report non-controlling interests in subsidiaries as equity in the consolidated financial statements; and all transactions between an entity and non controlling interests as equity transactions.  SFAS 160 is effective for Enterra commencing on January 1, 2009 and it will not impact the current consolidated financial statements of the Trust.

In September 2006, the FASB issued SFAS No. 157 “Fair Value Measurements”. SFAS 157 defines fair value, establishes a framework for measuring fair value under US GAAP and expands disclosures about fair value measurements.  This statement was adopted by the Trust in 2008.  In February 2008, the FASB issued FASB Staff Position (“FSP”) SFAS 157-2 which delayed the effective date of SFAS 157 for all non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), until fiscal years beginning after November 15, 2008, and interim periods within those fiscal years.  These non-financial items include assets and liabilities such as asset retirement obligations and non-financial assets acquired and liabilities assumed in a business combination.  Beginning January 1, 2009, the Trust will adopt the provisions for non-financial assets and non-financial liabilities that are not required or permitted to be measured at fair value on a recurring basis.  The Trust does not expect the provisions of SFAS 157 related to these items to have a material impact on the consolidated financial statements.